2019
REPORT TO
SHAREHOLDERS
February 21, 2020

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		P. 3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 3
3.0	OUR BUSINESS		P. 4
	3.1	Overview
	3.2	Our operations
	3.3	Competitive environment
4.0	STRATEGY AND OBJECTIVES		P. 8
5.0	OPERATING RESULTS		P. 10
	5.1	Overview
	5.2	Non-GAAP financial measures
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Summary of quarterly results
	5.6	Fourth quarter operating results
6.0	FINANCIAL CONDITION		P. 20
7.0	CASH FLOWS		P. 22
8.0	LIQUIDITY AND CAPITAL RESOURCES		P. 24
9.0	LEGAL PROCEEDINGS		P. 26
10.0	OUTLOOK		P. 27
11.0	FINANCIAL RISK MANAGEMENT		P. 27
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 31
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 33
14.0	DISCLOSURE CONTROLS AND PROCEDURES		P. 34
15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 34
16.0	RISKS AND UNCERTAINTIES		P. 35
17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 45
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 50
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 56
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 60

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 29, 2019 and December 30, 2018. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended December 29, 2019 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 21, 2020, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 19, 2020.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2019 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

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•	the impact of climate, political, social, and economic risks, natural disasters, and pandemics in the countries in which we operate or sell to, or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the coronavirus, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview
Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and pure-play online retailers that sell directly to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, which have been above industry

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average capital intensity levels, are factors that differentiate us from our competition. More than 90% of our sales are derived from products we manufacture ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain.

3.2 Our Operations
3.2.1 Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms, hosiery, and underwear, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are primarily sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. These activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil® by Gildan®, Alstyle®(2), Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1)
Intimates	ladies' shapewear, intimates, and accessories	Secret®(1), Secret Silky®
(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

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3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean Basin and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we are continuing to expand our manufacturing capacity in Central America and Bangladesh and are also making investments in technology to enhance our capabilities in the production of fashion basics and performance garments.

Developments in 2019
During the latter part of 2018 and during 2019, we began to consolidate some of our textile, sock, and sewing operations as part of our efforts to optimize our global manufacturing system and we announced plans to expand capacity in certain regions.

i.
We began operations towards the end of the second quarter of 2018 at our newest textile facility, Rio Nance 6 in Honduras, that is equipped to manufacture open-width and tubular fabric production. We have been ramping up production at Rio Nance 6 throughout 2019.

ii.
During the second quarter of 2019, we completed the purchase of land, in close proximity to our existing facility in Bangladesh. The land is intended to be used as part of the construction and development of a large multi-plant manufacturing complex, which is currently expected to include two large textile facilities and related sewing operations, to service international markets and support other key sales growth drivers.

iii.	During the third quarter of 2019, we consolidated sheer hosiery manufacturing within our global supply chain through the closure of our sheer hosiery facility in Canada.

iv.
During the fourth quarter of 2019, we began to execute on plans for the closure of our textile and sewing operations in Mexico and began to ramp down production and relocate the equipment at these facilities to our operations in Central America and the Caribbean Basin. Operations in Mexico are expected to cease at the end of the first quarter of 2020.

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta(4)	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■Hermosillo(4)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks/sheer hosiery		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, Nicaragua and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) See subsection 3.2.2. entitled Manufacturing "Developments in 2019" - (iv).

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3.2.3 Genuine Responsibility™
Embedded in our long-term vision of 'Making Apparel Better', our commitment to operating responsibly and integrating sustainability into our business practices is a key part of our business strategy and has been an important element of our success. Over the past two decades, we have developed our Genuine Responsibility™ Corporate Responsibility program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and progressive compensation packages at each of our worldwide locations. Our efforts around conserving the environment include the investment in and implementation of innovative solutions that reduce the environmental impact of our operations throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate through dedicated support for education, active living, entrepreneurship, and environmental stewardship initiatives.

Gildan recognizes that transparency is an important driver of our ongoing efforts, allowing closer engagement with a wide array of stakeholders, and is proud to have published its fifteenth consecutive Sustainability Report in 2019. Reported under the stringent GRI-Comprehensive guidelines, this report describes our progress, challenges, and future goals and initiatives. We are proud of our accomplishments in the area of corporate social responsibility and the recognitions we have earned, including our seventh consecutive inclusion in the Dow Jones Sustainability Index and our 12th FundaHRSE CSR seal. We remain committed to furthering our efforts in the areas of focus we have outlined as part of our Genuine Responsibility™ program. Please refer to www.genuineresponsibility.com for more information.

3.2.4 Sales, marketing, and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
We currently employ approximately 53,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment
The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. Not all of our competitors manufacture their own products and among those competitors that do, we believe we are more vertically-integrated. More specifically, our vertical integration begins with owning and operating large-scale yarn-spinning facilities, where we produce yarn, which is then used to produce textile in our textile operations, before being cut and assembled in our Company-operated sewing facilities. We believe our manufacturing skill set together with the significant supply chain infrastructure that we have developed, and in which we have made significant capital investments over time, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products into this channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings,

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particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.

4.0 STRATEGY AND OBJECTIVES

We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically-integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

Back to Basics
Two years ago, we embarked on our “Back to Basics” plan to simplify our business and optimize operations by removing some of the complexity that had built up into our business over the years through acquisitions. We started to execute on our plans early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities. During 2019, we expanded on various optimization initiatives. We are focusing on the following main areas: i) simplifying our product portfolio and rationalizing less productive styles or stock-keeping-units (SKUs), while introducing new products in under-penetrated North American and international growth areas; ii) driving manufacturing cost advantage and flexibility by enhancing our production capabilities through new capacity expansion in Central America and Bangladesh and consolidating higher-cost textile, sock, and sewing facilities within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. Charges taken by the Company during fiscal 2019 relating to a major initiative in the implementation of our Back to Basics strategy, are described under the heading "Recent Developments" in subsection 5.3.1. Our Back to Basics approach is to focus on what we do best and remain close to the roots of our success, of being a world-class manufacturer of basic apparel and leveraging our core competencies to drive our four main strategic growth drivers.

4.1 Growing share with imprintable brands
Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to individuals and small businesses. Furthermore, advancements in digital printing, in terms of speed, affordability and quality, as well as reducing the barriers to entry with lower set-up costs compared to traditional screen printing, have created new opportunities for decorators and online players.

4.1.1. Driving market share growth in higher value ring-spun products
In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant market share with the Gildan® brand becoming the leader in this category. In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products. These products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side-seam stitching, and stretch attributes, among other characteristics. Over the last few years, we started to position ourselves to compete and gain market share in this category of imprintables. We developed and acquired brands which we believe are well positioned to drive growth in fashion basics. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, our newest textile facility Rio Nance 6, which began production during 2018, is being ramped up with new equipment geared for more efficient production of fashion basics. Our portfolio of fashion brands under the Gildan® brand umbrella for the value-oriented customer includes the Gildan® Softstyle®, Gildan® Hammer™, and Anvil® by Gildan® brands. In addition, under the Gildan Performance® line we market products featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance. Our higher price point fashion offerings include the American Apparel® brand positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. More recently, we introduced a new line of fashionable sport shirts under the Prim + Preux® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership for higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.

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4.1.2 Driving international growth
We are also pursuing further growth within the imprintables channel of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada are just over 10% of our total consolidated net sales. We are continuing to expand our manufacturing capacity to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We have been increasing capacity at our smaller manufacturing facility in Bangladesh, which is dedicated to supporting international markets. In addition, during the second quarter of 2019, we purchased a large parcel of land in Bangladesh and announced plans to significantly expand our manufacturing capabilities there with the construction and development of a large multi-plant manufacturing complex which the Company believes will enhance its positioning to service international markets and support other key sales growth drivers. The planned incremental capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. Freed up capacity in Central America is expected to be used to support incremental sales growth in North America and Latin America. Further to expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

4.2 Driving new opportunities with our retail brands
Gildan's retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' e-commerce infrastructure and extensive distribution capabilities.

4.3 Capitalizing on shift to private brands
In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, the Company recognizes its strong positioning to supply retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label program requirements. The Company intends to pursue private label programs aligned to its operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. These customers market their brands through their own retail stores, online and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have also been selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4.4 Enhancing sales and earnings growth with acquisitions that complement our strategy
We believe we can enhance our sales and earnings growth with complementary strategic acquisitions, and we have available free cash flow and debt financing capacity to pursue opportunities which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

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5.0 OPERATING RESULTS

5.1 Overview
This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 29, 2019 (fiscal 2019) and the fiscal year ended December 30, 2018 (fiscal 2018).

Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.

5.2 Non-GAAP financial measures
We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, net debt leverage ratio, and return on net assets (RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2019-2018		Variation 2018-2017
	2019	2018	2017	$	%	$	%

Net sales	2,823.9	2,908.6	2,750.8	(84.7)	(2.9)%	157.8	5.7%
Gross profit	704.5	806.0	801.2	(101.5)	(12.6)%	4.8	0.6%
Adjusted gross profit(1)	759.5	806.0	801.2	(46.5)	(5.8)%	4.8	0.6%
SG&A expenses	340.5	364.9	373.6	(24.4)	(6.7)%	(8.7)	(2.3)%
Impairment of trade accounts receivable	27.7	3.6	3.7	24.1	n.m.	(0.1)	(2.7)%
Restructuring and acquisition-related costs	47.3	34.2	22.9	13.1	38.3%	11.3	49.3%
Operating income	289.0	403.2	401.0	(114.2)	(28.3)%	2.2	0.5%
Adjusted operating income(1)	391.3	437.4	423.9	(46.1)	(10.5)%	13.5	3.2%
Adjusted EBITDA(1)	548.1	595.5	586.1	(47.4)	(8.0)%	9.4	1.6%
Financial expenses	39.2	31.0	24.2	8.2	26.5%	6.8	28.1%
Income tax (recovery) expense	(10.0)	21.4	14.5	(31.4)	n.m.	6.9	47.6%
Net earnings	259.8	350.8	362.3	(91.0)	(25.9)%	(11.5)	(3.2)%
Adjusted net earnings(1)	339.6	393.1	386.9	(53.5)	(13.6)%	6.2	1.6%
Basic EPS	1.27	1.66	1.62	(0.39)	(23.5)%	0.04	2.5%
Diluted EPS	1.27	1.66	1.61	(0.39)	(23.5)%	0.05	3.1%
Adjusted diluted EPS(1)	1.66	1.86	1.72	(0.20)	(10.8)%	0.14	8.1%
Gross margin	24.9%	27.7%	29.1%	n/a	(2.8) pp	n/a	(1.4) pp
Adjusted gross margin(1)	26.7%	27.7%	29.1%	n/a	(1.0) pp	n/a	(1.4) pp
SG&A expenses as a percentage of sales	12.1%	12.5%	13.6%	n/a	(0.4) pp	n/a	(1.1) pp
Operating margin	10.2%	13.9%	14.6%	n/a	(3.7) pp	n/a	(0.7) pp
Adjusted operating margin(1)	13.8%	15.0%	15.4%	n/a	(1.2) pp	n/a	(0.4) pp
Total assets	3,211.1	3,004.6	2,980.7	206.5	6.9%	23.9	0.8%
Total non-current financial liabilities	845.0	669.0	630.0	176.0	26.3%	39.0	6.2%
Net indebtedness(1)	862.4	622.3	577.2	240.1	38.6%	45.1	7.8%
Return on net assets (RONA)(1)	13.3%	15.6%	14.9%	n/a	(2.3) pp	n/a	0.7 pp
Annual cash dividends declared per common share	0.536	0.448	0.374	0.088	19.6%	0.074	19.8%
Net debt leverage ratio(1)	1.6	1.0	1.0	n/a	n/a	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.3.1 Recent developments
At the end of the fourth quarter of 2019, we decided to significantly reduce our imprintables product line stock-keeping unit (SKUs) count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands, a major initiative which we had communicated we were considering at the end of the third quarter of 2019. This strategic product line initiative is an important part of our “Back to Basics” strategy, with the goal of simplifying our product portfolio and reducing complexity in our manufacturing and warehouse distribution activities. Consequently, in connection with this initiative, we recorded charges of $55 million in the fourth quarter of 2019 consisting of inventory write-downs of approximately $48 million, and a net $7 million reversal of gross profit relating to anticipated product returns of discontinued SKUs which reduced sales by $19 million and cost of sales by $12 million.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review
5.4.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2019-2018		Variation 2018-2017
	2019	2018	2017	$	%	$	%

Activewear	2,261.9	2,321.4	2,043.1	(59.5)	(2.6)%	278.3	13.6%
Hosiery and underwear(1)	562.0	587.2	707.7	(25.2)	(4.3)%	(120.5)	(17.0)%
Total net sales	2,823.9	2,908.6	2,750.8	(84.7)	(2.9)%	157.8	5.7%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The 2.9% net sales decline for the year ended December 29, 2019 was due to a 2.6% decrease in activewear sales and a 4.3% decline in the hosiery and underwear category compared to last year. Overall sales were in line with our most recent full year guidance calling for a decrease in total net sales in the low-single digit range. The decrease in activewear sales for the year was mainly driven by lower unit sales volumes in the imprintables channel both in North America and internationally, partly offset by higher sales of activewear in the retail channel, including private brands and strong sales in the craft channel, as well as favourable product-mix and higher net selling prices. Sales in the hosiery and underwear category were down $25.2 million over the prior year, as strong double-digit underwear sales growth driven by our new private brand men’s underwear program in mass, which also contributed to a favourable product-mix, was more than offset by lower unit sales of socks, including the impact of the exit of a sock program in the dollar channel.

Fiscal 2018 compared to fiscal 2017
The net sales increase for the year ended December 30, 2018 of $157.8 million or 5.7% over 2017 reflected a 13.6% increase in activewear sales, partly offset by a 17.0% decline in the hosiery and underwear category. The increase in activewear sales was driven by higher unit sales volume and net selling prices, more favourable product mix, and positive foreign exchange impacts compared to fiscal 2017. Activewear unit volume growth was mainly due to higher shipments of imprintable products in the U.S., including fashion basics and fleece products, combined with strong double-digit unit sales volume growth in international markets and higher unit sales of global lifestyle brand products. The decline in the hosiery and underwear category was mainly due to lower sock volumes in the mass market channel, particularly as a result of the shift to private label brands by mass retailers, as well as declines in licensed and Gold Toe® brand sales. Favourable product-mix was driven by higher sales of fleece and fashion basics and higher value sock sales.

5.4.2 Gross profit and adjusted gross profit

				Variation 2019-2018	Variation 2018-2017
(in $ millions, or otherwise indicated)	2019	2018	2017

Gross profit	704.5	806.0	801.2	(101.5)	4.8
Adjustment for:
Impact of strategic product line initiative	55.0	—	—	55.0	—
Adjusted gross profit(1)	759.5	806.0	801.2	(46.5)	4.8
Gross margin	24.9%	27.7%	29.1%	(2.8) pp	(1.4) pp
Adjusted gross margin(1)	26.7%	27.7%	29.1%	(1.0) pp	(1.4) pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2019 compared to fiscal 2018
The 280-basis point decrease in gross margin in fiscal 2019 over the prior year was mainly due to charges taken in connection with the Company’s strategic product line initiative as described under Section 5.3.1 "Recent Developments". Excluding these charges, adjusted gross margin for 2019 was 26.7%, down 100 basis points from the same period last year, mainly due to higher manufacturing costs, including higher raw material costs and inflationary pressures on other input costs, as well as unfavourable foreign exchange, which more than offset the benefit of higher net selling prices and more favourable product-mix.

Fiscal 2018 compared to fiscal 2017
The 140-basis point decline in gross margin in fiscal 2018 over fiscal 2017 was mainly due to higher raw material and other input costs, as well as higher manufacturing costs primarily related to disruptions in our supply chain which occurred earlier in 2018, and costs related to the ramp up of activewear capacity, partly offset by higher net selling prices and the benefit of a richer product-mix compared to 2017.

5.4.3 Selling, general and administrative expenses

				Variation 2019-2018	Variation 2018-2017
(in $ millions, or otherwise indicated)	2019	2018	2017

SG&A expenses	340.5	364.9	373.6	(24.4)	(8.7)
SG&A expenses as a percentage of sales	12.1%	12.5%	13.6%	(0.4) pp	(1.1) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The $24.4 million decrease in selling, general and administrative (SG&A) expenses for fiscal 2019 and the 40-basis point improvement in SG&A as a percentage of sales compared to fiscal 2018 was primarily due to lower compensation expenses and the Company's continued focus on SG&A cost containment, including benefits stemming from distribution network consolidation. The Company's guidance for fiscal 2019 called for improvement in SG&A expenses as a percentage of sales.

Fiscal 2018 compared to fiscal 2017
The $8.7 million decline in SG&A expenses and the 110-basis point improvement in SG&A as a percentage of sales in fiscal 2018 were mainly due to the benefit of cost reductions resulting from our organizational realignment which we began to implement at the start of fiscal 2018. We generated cost reductions from the consolidation of marketing, sales, distribution, and administrative functions which more than offset investments related to e-commerce and distribution capabilities made in the first half of 2018.

5.4.4 Impairment of trade accounts receivable
Impairment of trade accounts receivable was $27.7 million in fiscal 2019 (2018 - $3.6 million, 2017 - $3.7 million) relating primarily to the aggregate impact of approximately $24 million from the receivership and liquidation of one of the Company's U.S. distributor customers and the bankruptcy of a retail customer.

5.4.5 Restructuring and acquisition-related costs

				Variation 2019-2018	Variation 2018-2017
(in $ millions)	2019	2018	2017

Employee termination and benefit costs	17.1	7.8	4.0	9.3	3.8
Exit, relocation and other costs	17.2	13.6	13.8	3.6	(0.2)
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities	13.1	12.4	0.9	0.7	11.5
Acquisition-related transaction costs	—	0.4	4.2	(0.4)	(3.8)
Restructuring and acquisition-related costs	47.4	34.2	22.9	13.2	11.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14.2 million for the closure of textile manufacturing and sewing operations in Mexico; $7.3 million for the consolidation of sewing activities in Honduras; $7.0 million for the closure of a hosiery manufacturing plant in Canada; $9.9 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $4.8 million for the exit of ship-to-the-piece activities; and $4.1 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs for fiscal 2019 were in line with the Company's most recent guidance of after-tax restructuring and acquisition-related costs of approximately $45 million.

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

Restructuring and acquisition-related costs in fiscal 2017 related primarily to the following: $7.9 million of transaction and integration costs for the American Apparel business acquisition; $6.2 million for the rationalization of the Company's remaining retail store outlets from the acquisition of Gold Toe; $4.4 million for the integration of prior years' business acquisitions, primarily for the integration of Alstyle and Peds; $2.7 million for the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle; and $1.7 million for the Company's internal organizational realignment.

5.4.6 Operating income and adjusted operating income

				Variation 2019-2018	Variation 2018-2017
(in $ millions, or otherwise indicated)	2019	2018	2017

Operating income	289.0	403.2	401.0	(114.2)	2.2
Adjustment for:
Restructuring and acquisition-related costs	47.3	34.2	22.9	13.1	11.3
Impact of strategic product line initiative	55.0	—	—	55.0	—
Adjusted operating income(1)	391.3	437.4	423.9	(46.1)	13.5
Operating margin	10.2%	13.9%	14.6%	(3.7) pp	(0.7) pp
Adjusted operating margin(1)	13.8%	15.0%	15.4%	(1.2) pp	(0.4) pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The $114.2 million decrease in operating income for fiscal 2019 was primarily due to the impact of lower net sales, lower gross margins, the $24 million increase in impairment of trade accounts receivable, as well as higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives, offset in part by lower SG&A expenses. The $46.1 million decrease in adjusted operating income was due to the same factors excluding restructuring and acquisition-related costs. The decline in operating margins and adjusted operating margin in fiscal 2019 was mainly due to lower gross margin and adjusted gross margin, as well as the higher trade receivable impairment charges in fiscal 2019.

Fiscal 2018 compared to fiscal 2017
The increase in operating income in fiscal 2018 compared to fiscal 2017 reflected the increase in sales and lower SG&A expenses driven by cost reductions primarily associated with the Company's organizational consolidation, which more than offset lower gross profit and higher restructuring and acquisition-related costs. The slight decline in operating margins was due to the gross margin decline which more than offset the benefit of lower SG&A expenses as a percentage of sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.7 Financial expenses, net

				Variation 2019-2018	Variation 2018-2017
(in $ millions)	2019	2018	2017

Interest expense on financial liabilities recorded at amortized cost	28.7	24.8	17.1	3.9	7.7
Bank and other financial charges	8.0	7.5	8.0	0.5	(0.5)
Interest accretion on lease obligation	3.1	—	—	3.1	—
Interest accretion on discounted provisions	0.3	0.3	0.3	—	—
Foreign exchange gain	(0.9)	(1.5)	(1.3)	0.6	(0.2)
Financial expenses, net	39.2	31.1	24.1	8.1	7.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The increase in net financial expenses in fiscal 2019 compared to fiscal 2018 was mainly due to higher interest expense as a result of a slightly higher effective interest rates on our long-term debt bearing interest at variable rates, higher average borrowing levels, and the impact of interest accretion on discounted lease obligations recorded as a result of the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the year ended December 29, 2019. Foreign exchange gains for fiscal 2019 and fiscal 2018 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2018 compared to fiscal 2017
The increase in net financial expenses in fiscal 2018 compared to fiscal 2017 was mainly due to higher interest expense as a result of higher effective interest rates on our long-term debt bearing interest at variable rates as a result of higher U.S. short-term interest rates, and higher average borrowing levels. Foreign exchange gains for fiscal 2018 and fiscal 2017 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.4.8 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2019-2018	Variation 2018-2017
(in $ millions, or otherwise indicated)	2019	2018	2017

Earnings before income taxes	249.8	372.1	376.8	(122.3)	(4.7)
Income tax (recovery) expense	(10.0)	21.4	14.5	(31.4)	6.9
Average effective income tax rate	n.m.	5.8%	3.8%	n.m	2.0 pp
n.m. = not meaningful
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The income tax recovery of $10.0 million in fiscal 2019 compared to an income tax expense of $21.4 million in fiscal 2018 was mainly due to deferred tax adjustments in both years as well as recoveries related to restructuring and acquisition-related costs. In fiscal 2019, the Company reassessed the recoverability of its deferred income tax assets in the U.S., resulting in a recovery of $19.2 million from the re-recognition of previously de-recognized deferred income tax assets that we expect to recover. The fiscal 2018 income tax expense included a $6.1 million deferred tax expense for a portion of the same deferred tax assets that were no longer probable of being realized at that time, and $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates primarily to reflect the impact of the changes in the U.S. statutory federal corporate income tax rate that took effect at the beginning of 2018. Tax recoveries related to restructuring and acquisition-related costs and the charges for the strategic product line initiative were $3.3 million in fiscal 2019, compared to tax recoveries of $0.1 million in fiscal 2018. Excluding the impact of the aforementioned adjustments to deferred income tax expense in both years, and excluding the impact of restructuring and acquisition-related costs and the charges for the strategic product line initiative, the average effective income tax rate for fiscal 2019 was 3.5% as compared to 3.3% in fiscal 2018, and slightly lower than the anticipated full year tax rate of approximately 4%.

Fiscal 2018 compared to fiscal 2017
The higher income tax expense and average effective tax rate in fiscal 2018 compared to fiscal 2017 was mainly due to an increase in deferred income tax expense adjustments relating to the Company’s internal organizational realignment and the impact of income tax rate changes. In fiscal 2018, pursuant to additional phases to the internal organizational realignment,

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MANAGEMENT'S DISCUSSION AND ANALYSIS

the Company reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, resulting in an increase in deferred tax expense of $6.1 million for assets that were no longer probable of being realized. In fiscal 2017, the initiation of the internal organizational realignment plan resulted in an increase to deferred income tax expense of $3.3 million. The fiscal 2018 deferred income tax expense also included $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates, compared to a deferred income tax recovery of $1.6 million in fiscal 2017 for tax rate changes, primarily to reflect the impact of the changes in the U.S. statutory federal corporate income tax rate that took effect at the beginning of 2018. Excluding the impact of the aforementioned adjustments to deferred income tax expense in both years, and excluding the impact of restructuring and acquisition-related costs described in subsection 5.4.5 of this MD&A, the average effective income tax rate for both years was approximately 3.3%.

5.4.9 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

				Variation 2019-2018	Variation 2018-2017
(in $ millions, except per share amounts)	2019	2018	2017

Net earnings	259.8	350.8	362.3	(91.0)	(11.5)
Adjustments for:
Restructuring and acquisition-related costs	47.3	34.2	22.9	13.1	11.3
Impact of strategic product line initiative(1)	55.0	—	—	55.0	—
Income tax (recovery) expense relating to the above-noted adjustments	(3.3)	—	3.3	(3.3)	(3.3)
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(2)	(19.2)	8.1	(1.6)	(27.3)	9.7
Adjusted net earnings(3)	339.6	393.1	386.9	(53.5)	6.2
Basic EPS	1.27	1.66	1.62	(0.39)	0.04
Diluted EPS	1.27	1.66	1.61	(0.39)	0.05
Adjusted diluted EPS(3)	1.66	1.86	1.72	(0.20)	0.14
(1) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(2) For fiscal 2019, the amount includes an income tax recovery of $19.2 million pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets. For fiscal 2018, the amount includes an increase to deferred income tax expense of $6.1 million pursuant to the Company's organizational realignment plan in which it reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, and an increase to deferred income tax expense of $2.0 million related to the impact of statutory income tax rate changes primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in fiscal 2018.
(3) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2019 compared to fiscal 2018
The decline in net earnings and diluted EPS for 2019 was due to the lower operating income and higher financial expenses, partly offset by lower income taxes resulting from the tax recoveries described in subsection 5.4.8 entitled "Income taxes" in this MD&A. Adjusted net earnings for 2019 were $339.6 million or $1.66 per diluted share, within the Company’s adjusted diluted EPS guidance range of $1.65 to $1.70, and down 13.6% and 10.8%, respectively, compared to 2018 due to the decrease in adjusted operating income and higher financial expenses. The declines in diluted EPS and adjusted diluted EPS were partially offset by the benefit of a lower year-over-year share count from Company repurchases of shares under its share repurchase program. Adjusted EBITDA for the year totaled $548.1 million and was within the Company’s most recent guidance range of $545 to $555 million.

Fiscal 2018 compared to fiscal 2017
Net earnings for 2018 were slightly down compared to fiscal 2017 due to the decline in operating margin and higher financial expenses and income taxes, which more than offset the contribution of higher sales. The increase in adjusted net earnings in fiscal 2018 was mainly due to the contribution of higher sales, which more than offset the decline in adjusted operating margin and higher financial expenses. On a diluted per share basis, net earnings and adjusted net earnings for fiscal 2018 were up over fiscal 2017, including the benefit of a lower share count.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019	Mar 31, 2019	Dec 30, 2018	Sep 30, 2018	Jul 1, 2018	Apr 1, 2018

Net sales	658.7	739.7	801.6	623.9	742.7	754.4	764.2	647.3
Net earnings	32.5	104.9	99.7	22.7	59.6	114.3	109.0	67.9
Net earnings per share
Basic(1)	0.16	0.51	0.49	0.11	0.29	0.55	0.51	0.31
Diluted(1)	0.16	0.51	0.49	0.11	0.29	0.55	0.51	0.31
Weighted average number of shares outstanding (in ‘000s)
Basic	201,407	203,684	204,960	206,595	206,796	207,926	212,477	218,541
Diluted	201,593	204,263	205,520	207,057	207,122	208,161	212,722	218,850
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.5.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any significant business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. Subsection 5.3.1 entitled "Recent developments" in this MD&A describes the Company's strategic initiative to significantly reduce its imprintable product line SKU count which resulted in $55 million of charges that affected net earnings in the fourth quarter of fiscal 2019. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including a $24 million increase in the impairment of trade accounts receivable that was recorded in the first quarter of fiscal 2019.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in section 11 entitled “Financial risk management” in this annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.6 Fourth quarter operating results

For the three months ended	December 29, 2019	December 30, 2018
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	658.7	742.7	(84.0)	(11.3)%
Gross profit	118.2	195.4	(77.2)	(39.5)%
Adjusted gross profit(1)	173.2	195.4	(22.2)	(11.4)%
SG&A expenses	76.5	91.9	(15.4)	(16.8)%
Impairment of trade accounts receivable	1.4	3.6	(2.2)	(61.1)%
Restructuring and acquisition-related costs	16.0	21.7	(5.7)	(26.3)%
Operating income	24.3	78.2	(53.9)	(68.9)%
Adjusted operating income(1)	95.3	99.9	(4.6)	(4.6)%
Adjusted EBITDA(1)	128.2	138.0	(9.8)	(7.1)%
Financial expenses	9.5	8.7	0.8	9.2%
Income tax (recovery) expense	(17.8)	10.0	(27.8)	n.m.
Net earnings	32.5	59.6	(27.1)	(45.5)%
Adjusted net earnings(1)	83.4	88.9	(5.5)	(6.2)%
Basic EPS	0.16	0.29	(0.13)	(44.8)%
Diluted EPS	0.16	0.29	(0.13)	(44.8)%
Adjusted diluted EPS(1)	0.41	0.43	(0.02)	(4.7)%
Gross margin	17.9%	26.3%	n/a	(8.4) pp
Adjusted gross margin(1)	25.6%	26.3%	n/a	(0.7) pp
SG&A expenses as a percentage of sales	11.6%	12.4%	n/a	(0.8) pp
Operating margin	3.7%	10.5%	n/a	(6.8) pp
Adjusted operating margin(1)	14.1%	13.5%	n/a	0.6 pp
n.m. = not meaningful
n/a - not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales for the fourth quarter ended December 29, 2019 of $658.7 million were down 11.3% compared to the fourth quarter of 2018 due primarily to a 15.1% decline in activewear sales, slightly offset by a 1.0% sales increase in the hosiery and underwear category. The decline in overall net sales in the quarter was mainly the result of lower unit sales volumes and the negative impact of the sales return allowance of $19 million recorded in the fourth quarter. Before accounting for the sales return allowance, total net sales in the fourth quarter were essentially in line with our expectations as the positive benefit on sales from lower than anticipated levels of U.S. distributor inventory de-stocking of imprintables was offset by the negative impact of weaker than expected market demand in retail, particularly in hosiery.

In activewear, we generated sales of $483.5 million in the fourth quarter, down $85.8 million compared to the same quarter in the prior year, due primarily to lower unit sales volumes stemming from the combined impact of lower POS from distributors to screenprinters and distributor inventory de-stocking, as well as the impact of the sales return allowance. The sales volume decline was mainly due to lower imprintable volumes in North America, partly offset by higher activewear sales in retail and modest growth in international shipments of imprintable activewear. Sales in the hosiery and underwear category for the fourth quarter totaled $175.1 million, up $1.7 million over the fourth quarter in 2018, as strong double-digit sales volume growth of underwear, which also drove more favourable product-mix, was largely offset by lower socks sales. While industry demand for men’s underwear was down in the quarter, as reported by NPD Retail Tracking service, our underwear sales were strong. The large increase in underwear sales was due to our new private label men’s underwear program with our largest mass retail customer, which rolled out earlier this year and gained additional shelf space during the fourth quarter as

GILDAN 2019 REPORT TO SHAREHOLDERS P. 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

the program offering was expanded. The decline in sock sales during the quarter reflected overall weaker industry demand and stemmed mainly from declines in mass and other channels, including the exit of a sock program in the dollar channel.

Our reported gross margin in the fourth quarter was 17.9% compared to gross margin of 26.3% in the fourth quarter last year. Excluding the $55 million charge related to our Back to Basics strategy, adjusted gross margin was 25.6% compared to 26.3% last year, down 70 basis points. The decline was largely due to higher royalty expense in the quarter related to licensed brand sock sales, which impacted adjusted gross margin by approximately 50 basis points, as well as higher manufacturing input costs. The negative impact of these factors more than offset the benefit of cost savings from the Company’s manufacturing optimization initiatives and favourable product-mix from higher-margin underwear sales.

SG&A expenses for the fourth quarter of 2019 of $76.5 million were down 16.8% compared to $91.9 million in the fourth quarter of 2018. As a percentage of sales, SG&A expenses were 11.6%, down 80 basis points from 12.4% in the fourth quarter last year. The improvement was mainly attributable to lower compensation expenses and cost benefits from the Company's ongoing focus on SG&A rationalization.

Operating income for the fourth quarter of 2019 totaled $24.3 million, or 3.7% of sales, down from $78.2 million, or 10.5% of sales, in the fourth quarter of 2018. After excluding restructuring and acquisition-related costs and the $55 million charge related to our strategic product line initiative, adjusted operating income for the quarter amounted to $95.3 million, down from $99.9 million in the fourth quarter last year. Adjusted operating income was 14.1% of sales, compared to adjusted operating margin of 13.5% last year. The 60 basis-point improvement was mainly driven by the decline in SG&A expenses, partly offset by lower adjusted gross margin.

We incurred $16.0 million of restructuring and acquisition-related costs in the fourth quarter and $47.3 million for the full year of 2019. These costs primarily related to previously announced manufacturing optimization initiatives, in connection with the consolidation of textile, hosiery, sewing and yarn operations, including estimated costs related to the decision we made at the end of October 2019 to relocate our Mexican operations to Central America and the Caribbean Basin, as well as other consolidation initiatives related to sales and marketing activities.

We reported an income tax recovery for the quarter of $17.8 million compared to an income tax expense of $10.0 million in the fourth quarter of 2018. The $27.8 million reduction in income tax expense compared to last year was mainly due to deferred tax adjustments in both periods. Specifically, we recognized a deferred income tax recovery of $19.2 million in the fourth quarter of 2019 related to the recognition of previously de-recognized deferred income tax assets, while the tax expense for the fourth quarter of 2018 included a deferred income tax charge of $7.1 million relating to the de-recognition of a portion of the same deferred tax assets.

Net earnings totaled $32.5 million or $0.16 per share on a diluted basis for the three months ended December 29, 2019, compared with net earnings of $59.6 million, or $0.29 per share on a diluted basis, for the three months ended December 30, 2018. Adjusted net earnings totaled $83.4 million, or $0.41 per share on a diluted basis, in the quarter, down from adjusted net earnings of $88.9 million, or $0.43 per share on a diluted basis, in the fourth quarter last year. The decline in net earnings and diluted EPS was mainly due to lower sales, and a lower operating margin including the impact of the product line initiative charge, partly offset lower income taxes. The 4.7% decline in adjusted diluted EPS was mainly due to lower sales in the quarter and the decrease in adjusted gross margin, partly offset by lower SG&A expenses.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 29, 2019	December 30, 2018
(in $ millions)			Variation

Cash and cash equivalents	64.1	46.7	17.4
Trade accounts receivable	320.9	317.2	3.7
Income taxes receivable	—	1.7	(1.7)
Inventories	1,052.1	940.0	112.1
Prepaid expenses, deposits and other current assets	77.1	77.4	(0.3)
Accounts payable and accrued liabilities	(406.6)	(347.0)	(59.6)
Current portion of lease obligations	(14.5)	—	(14.5)
Income taxes payable	(1.3)	—	(1.3)
Total working capital	1,091.8	1,036.0	55.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The slight increase in trade accounts receivable (which are net of accrued sales discounts and other allowances) was due to the impact of higher days sales outstanding (DSO), which was mainly due to longer payment terms, partially offset by the impact of lower sales in the fourth quarter of fiscal 2019 compared to the fourth quarter of fiscal 2018, and higher accrued sales allowances. The higher DSO is net of the impact of a $24 million increase in the amount of trade accounts receivables sold to a financial institution under a receivables purchase agreement as disclosed in note 6 of the audited consolidated financial statements for the year ended December 29, 2019.

•
The increase in inventories was mainly due to an increase in unit volumes, partially offset by the write-down of inventory resulting from the Company’s decision in the fourth quarter of fiscal 2019 to move forward with the strategic product line initiative described under subsection 5.3.1 "Recent developments" in this MD&A. The increase in inventory unit volumes resulted from a decision to increase activewear inventory levels to more optimal levels, as well as the impact of lower than expected sales in the second half of fiscal 2019.

•
The increase in accounts payable and accrued liabilities was mainly due to higher days payable outstanding, including the benefit of the new supply-chain financing program partially implemented at the end of the fourth quarter of fiscal 2018, and higher payables related to capital expenditures, including an $8 million holdback for the purchase of land in Bangladesh, partially offset by lower accruals for variable compensation.

•
The current portion of lease obligations results from the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements for the fiscal year ended December 29, 2019.

•
Working capital was $1,091.8 million as at December 29, 2019, compared to $1,036.0 million as at December 30, 2018. The current ratio at the end of fiscal 2019 was 3.6, compared to 4.0 at the end of fiscal 2018.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

	Property, plant	Right-of-use	Intangible
(in $ millions)	and equipment	assets	assets	Goodwill

Balance, December 30, 2018	990.5	—	393.6	227.4
Initial adoption of IFRS 16	—	78.1	—	—
Net capital additions	142.9	10.3	14.2	0.5
Depreciation and amortization	(117.9)	(13.3)	(22.5)	—
Disposals	(10.9)	(1.6)	(0.1)	—
Write-downs and impairments	(9.6)	—	(1.3)	—
Balance, December 29, 2019	995.0	73.5	383.9	227.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Additions to property, plant and equipment were primarily for the acquisition of land in Bangladesh, the acquisition of a yarn-spinning facility and equipment in North Carolina, and expenditures related to manufacturing capacity expansion initiatives. Disposals and write-downs and impairments related to the closure of facilities as described in subsection 5.4.5 entitled "Restructuring and acquisition-related costs" in this MD&A.

•	Right-of-use assets reflect the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements for the fiscal year ended December 29, 2019.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets reflects amortization of $22.5 million, partially offset by additions of $14.2 million primarily for computer software.

6.3 Other non-current assets and non-current liabilities

	December 29, 2019	December 30, 2018
(in $ millions)			Variation

Deferred income tax assets	9.9	—	9.9
Other non-current assets	6.7	10.3	(3.6)

Long-term debt	(845.0)	(669.0)	(176.0)
Lease obligations	(67.0)	—	(67.0)
Deferred income tax liabilities	—	(12.6)	12.6
Other non-current liabilities	(42.2)	(39.9)	(2.3)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•
The combined increase in deferred tax assets and decrease in deferred income tax liabilities mainly results from the recognition of $19.2 million of previously de-recognized deferred income tax assets in fiscal 2019, as described in subsection 5.4.8 entitled "Income taxes" in this MD&A.

•	Lease obligations result from the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements for the fiscal year ended December 29, 2019.

•
Other non-current liabilities include provisions and employee benefit obligations. The decrease results mainly from a reduction in provisions for onerous leases as part of the initial adoption of IFRS 16, partially offset by statutory severance benefits earned by employees primarily located in the Caribbean Basin and Central America during fiscal 2019.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2019	2018	Variation

Net earnings	259.8	350.8	(91.0)
Adjustments to reconcile net earnings to cash flows from operating activities(1)	175.5	202.3	(26.8)
Changes in non-cash working capital balances	(74.3)	(14.5)	(59.8)
Cash flows from operating activities	361.0	538.6	(177.6)
(1) Includes $156.8 million (2018 - $158.1 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The year-over-year decrease in operating cash flows of $177.6 million was mainly due to lower net earnings and a higher increase in non-cash working capital in fiscal 2019 compared to the prior year as explained below.

•
Non-cash working capital increased by $74.3 million during fiscal 2019, compared to an increase of $14.5 million during fiscal 2018, mainly due to an increase in inventory during fiscal 2019 compared to a slight decrease in fiscal 2018, as well as lower increases in accounts payable and accrued liabilities, partially offset by lower increases in trade accounts receivable in fiscal 2019 compared to fiscal 2018. The reduction in non-cash working capital includes the benefits of various arrangements with customers, suppliers, and financial institutions that the Company has entered into including the receivables purchase agreement, supply-chain financing arrangements (reverse factoring), and other early payment arrangements. As a result of the adoption of IFRS 16, Leases, beginning in fiscal 2019, payments of lease obligations of $13.5 million, which were previously classified as operating activities in the consolidated statement of cash flows, are now classified as financing activities.

7.2 Cash flows from (used in) investing activities

(in $ millions)	2019	2018	Variation

Purchase of property, plant and equipment	(128.7)	(107.7)	(21.0)
Purchase of intangible assets	(11.6)	(17.6)	6.0
Business acquisitions	(1.3)	(1.3)	—
Proceeds on disposal of property, plant and equipment	5.8	15.6	(9.8)
Cash flows used in investing activities	(135.8)	(111.0)	(24.8)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	Cash used in investing activities during fiscal 2019 was higher compared to fiscal 2018 mainly due to higher capital spending in fiscal 2019, including the purchase of land in Bangladesh.

•
Capital expenditures during fiscal 2019 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	2019	2018	Variation

Cash flows from operating activities	361.0	538.5	(177.5)
Cash flows used in investing activities	(135.8)	(110.9)	(24.9)
Adjustment for:
Business acquisitions	1.3	1.3	—
Free cash flow(1)	226.5	428.9	(202.4)
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	For fiscal 2019, the year-over-year decrease in free cash flow of $202.4 million was mainly due to the decrease in operating cash flows and increased capital spending, as noted above.

•	Free cash flow for fiscal 2019 was in line with the Company's most recent guidance range of $200 to $250 million.

7.4 Cash flows from (used in) financing activities

(in $ millions)	2019	2018	Variation

Increase in amounts drawn under revolving long-term bank credit facilities	176.0	39.0	137.0
Payment of lease obligations	(13.5)	—	(13.5)
Dividends paid	(110.3)	(94.6)	(15.7)
Proceeds from the issuance of shares	10.3	3.2	7.1
Repurchase and cancellation of shares	(257.2)	(367.5)	110.3
Share repurchases for settlement of non-Treasury RSUs	(7.0)	(7.2)	0.2
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6.0)	(6.1)	0.1
Cash flows used in financing activities	(207.7)	(433.2)	225.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash flows used in financing activities during fiscal 2019 and 2018 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, and the payments of dividends, less cash inflows from funds drawn on our long-term bank credit facilities. As a result of the adoption of IFRS 16, Leases, beginning in fiscal 2019, payments of lease obligations are classified as financing activities in the consolidated statement of cash flows. Payments of lease obligations were previously classified as operating activities in the consolidated statement of cash flows.

•
The Company paid $110.3 million of dividends during fiscal 2019 compared to $94.6 million of dividends during fiscal 2018. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 20, 2019, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since fiscal 2018 under NCIB programs.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, we intend to use our free cash flow and debt financing capacity to support our current dividend, and then seek to complete complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

8.2 Long-term debt and net indebtedness
The Company's long-term debt as at December 29, 2019 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		December 29, 2019	December 30, 2018
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	3.5%	245	69	April 2024
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly (3)	2.9%	300	300	April 2024
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100	100	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4)	2.7%	50	50	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100	100	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4)	2.9%	50	50	August 2026
		845	669

(1)	Represents the effective interest rate for the year ended December 29, 2019, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $22.5 million (December 30, 2018 - $13.4 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2019, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, to extend the maturity dates from April 2023 to April 2024.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at December 29, 2019.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	December 29, 2019	December 30, 2018
Long-term debt and bank total indebtedness	845.0	669.0
Lease obligations	81.5	—
Total indebtedness(1)	926.5	669.0
Cash and cash equivalents	(64.1)	(46.7)
Net indebtedness(1)	862.4	622.3
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at December 29, 2019 was 1.6 times (December 30, 2018 - 1.0 times), which was within the range of its previously communicated target net debt leverage ratio range of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

	December 29, 2019	December 30, 2018
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	548.1	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	548.1	595.5
Net indebtedness(1)	862.4	622.3
Net debt leverage ratio(1)	1.6	1.0
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

For fiscal 2020, the Company is projecting capital expenditures of approximately $125 million, primarily for investments in manufacturing capacity expansion.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, to provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy and to fund the NCIB discussed in section 8.5 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data
Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 13, 2020, there were 198,783,090 common shares issued and outstanding along with 2,219,128 stock options and 114,127 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.4 Declaration of dividend
The Company paid dividends of $110.3 million during the year ended December 29, 2019. On February 19, 2020, the Board of Directors approved a 15% increase in the amount of the quarterly dividend and declared a cash dividend of $0.154 per share for an expected aggregate payment of $30.7 million which will be paid on April 6, 2020 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 12, 2020. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.5 Normal course issuer bid (NCIB)
On February 21, 2018, the Board of Directors of the Company approved the initiation of an NCIB commencing on February 27, 2018 and ending on February 26, 2019 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. On August 1, 2018, the Company obtained approval from the TSX to amend its NCIB program in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the previous NCIB), to 21,575,761 common shares, representing approximately 10% of the public float as at February 15, 2018. No other terms of the NCIB were amended.

On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares.

During the year ended December 29, 2019, the Company repurchased for cancellation a total of 8,217,715 common shares under its NCIB program for a total cost of $257.2 million. Of the total cost of $257.2 million, $6.7 million was charged to share capital and $250.5 million was charged to retained earnings. For the period beginning December 30, 2019 and ended February 13, 2020, the Company repurchased 242,500 common shares under its NCIB program.

On February 19, 2020, the Company received approval from the TSX to renew its NCIB to purchase for cancellation a maximum of 9,939,154 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. The Company is authorized to make purchases under the bid during the period from February 27, 2020 to February 26, 2021 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities, and block purchases of common shares. The average daily trading volume (ADTV) of common shares on the TSX for the six-month period ended January 31, 2020 was 598,411. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase up to a maximum of 149,602 common shares daily through TSX facilities, which represents 25% of the ADTV of common shares on the TSX for the most recently completed six calendar months.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

10.0 OUTLOOK

References related to management’s expectations as to our outlook for fiscal 2020 is contained in our earnings results press release dated February 20, 2020 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. The disclosures under this section, in conjunction with the information in note 14 to the 2019 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2019 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at December 29, 2019, trade accounts receivables being serviced under a receivables purchase agreement amounted to $141 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 22, 2020, subject to annual extensions.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 29, 2019, the Company’s ten largest trade debtors accounted for 68% of trade accounts receivable; the largest of which accounted for 26%. The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	December 29, 2019	December 30, 2018

Trade accounts receivable by geographic area:
United States	263.8	270.5
Canada	20.9	16.9
Europe and other	36.2	29.8
Total trade accounts receivable	320.9	317.2

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	December 29, 2019	December 30, 2018

Not past due	301.2	257.8
Past due 0-30 days	7.6	21.0
Past due 31-60 days	5.3	16.3
Past due 61-120 days	3.3	14.8
Past due over 121 days	10.7	14.8
Trade accounts receivable	328.1	324.7
Less allowance for expected credit losses	(7.2)	(7.5)
Total trade accounts receivable	320.9	317.2

11.2 Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could be influenced by the economic and credit market environment.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2019 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at December 29, 2019.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued liabilities	406.6	406.6	406.6	—	—	—
Long-term debt(1)	845.0	845.0	—	—	695.0	150.0
Purchase and other obligations	—	378.8	267.0	77.9	33.8	0.1
Lease obligations	81.5	104.2	20.0	29.5	17.1	37.6
Total contractual obligations	1,333.1	1,734.6	693.6	107.4	745.9	187.7
(1) Excluding interest

As disclosed in note 23 to our 2019 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2019, the maximum potential liability under these guarantees was $72.6 million, of which $9.3 million was for surety bonds and $63.3 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka, as well as in Canadian dollars. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 29, 2019, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2019 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical

GILDAN 2019 REPORT TO SHAREHOLDERS P. 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

to the hedged risk and, accordingly, we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings, as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2019 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at December 29, 2019 arising from financial instruments:

					December 29, 2019
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Cash and cash equivalents	2.3	1.5	0.7	0.9	6.6	1.8	3.5	1.4	0.6
Trade accounts receivable	20.3	1.6	7.6	2.1	4.6	11.6	—	2.5	0.5
Prepaid expenses, deposits and other current assets	—	—	0.4	—	—	0.4	1.4	1.6	—
Accounts payable and accrued liabilities	(13.4)	(0.7)	(5.2)	(0.3)	(3.2)	(5.0)	(1.8)	(0.1)	(0.3)

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

			For the year ended December 29, 2019
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Impact on earnings before income taxes	(0.5)	(0.1)	(0.2)	(0.1)	(0.4)	(0.4)	(0.2)	(0.3)	—
Impact on other comprehensive income before income taxes	1.0	2.0	1.8	0.2	0.6	—	—	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 29, 2019 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton or polyester fibers would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2019, the Company entered into commodity derivative contracts as described in note 14 to the 2019 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future

GILDAN 2019 REPORT TO SHAREHOLDERS P. 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

contract prices and our purchased costs, we did not experience any significant ineffectiveness on our hedges. We refer the reader to note 14 to the 2019 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $250 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting.

As our floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, the anticipated changes to LIBOR after 2021 could impact the cost of our variable rate indebtedness. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. It is likely that banks will not continue to provide submissions for the calculation of LIBOR after 2021 and possible that they may not provide submissions before then. It is impossible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what effects any changes to LIBOR or the transition to alternative reference rates may have on variable rate indebtedness or on our business, financial condition, or results of operations. The consequence of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness. If LIBOR rates are no longer available or viewed as an acceptable market benchmark, and we and our lenders negotiate the substitution of reference rates in our debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under our floating rate debt, we may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates.

Based on the value of interest-bearing financial instruments during the year ended December 29, 2019, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $2.4 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2019 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written-down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. For inventories subject to the strategic product line initiative (refer to note 7 of the 2019 audited annual consolidated financial statements), there is also estimation uncertainty in relation to the quantities that the Company will be able to sell through its normal (non-liquidation) distribution channels at a selling price above cost. As at December 29, 2019, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of inventories subject to the strategic product line initiative would result in either a decrease or an increase in inventories of approximately $3.5 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 29, 2019 for additional details on the recoverability of the Company’s cash-generating units.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2019 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2018 audited annual consolidated financial statements, except as described below.

Leases
IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments (lease obligation), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. Please refer to note 2(c) to the audited consolidated financial statements for the year ended December 29, 2019 for a detailed description of the impact of adoption of IFRS 16 and note 3(cc) for the Company's updated lease accounting policy.

Uncertain Income Tax Treatments
IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The Company adopted IFRIC 23 on December 31, 2018, and its adoption did not have an impact on the Company’s consolidated financial statements.

Amendments to Hedge Accounting Requirements
On September 26, 2019, the IASB published "Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. Recent market developments have brought into question the long-term viability of those benchmarks. The amendments, which address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform and require specific disclosures about the extent to which the entities' hedging relationships are affected by the amendments. The amendments are effective for annual periods beginning on or after January 1, 2020, early adoption is permitted, and must be applied retrospectively. The Company has floating rate debt with a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, a portion of which is hedged with $250 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges as described in note 14(b) to the audited consolidated financial statements for the year ended December 29, 2019. As the amendments allow the Company to continue hedge accounting, the Company early adopted the amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). The amounts included in other comprehensive income in relation to floating-to-fixed interest rate swaps that are designated as cash flow hedges and that are mostly affected by the IBOR reform were not significant.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended December 29, 2019 and have not been applied in preparing the audited annual consolidated financial statements.

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, at this time the Company does not expect any significant impacts as a result of its adoption.

14.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 29, 2019 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 29, 2019.

15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 29, 2019, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive

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Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 29, 2019.

15.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 29, 2019.

15.3 Changes in internal control over financial reporting
There have been no changes that occurred during the period beginning on September 30, 2019 and ended on December 29, 2019 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. Although we are currently selling fashion basics in North America and we have been growing our sales of imprintables in international markets, we may not be successful in further increasing our penetration in these markets, as the required skill set, capabilities, and brand positioning to do so may be different than those the Company possesses or has the ability to develop. Our sales growth opportunities may be limited or negatively impacted by customers, including wholesale distributors and retailers pursuing growth of their own private label offerings that we do not supply which ultimately compete against our own brands. With the rising trend of retailers shifting focus to proprietary private label offerings, our growth prospects may be limited or negatively impacted if we are unsuccessful in securing these types of private label programs. Our financial performance may be negatively impacted if new business that we secure in existing or new channels of distribution has lower economic returns. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to grow our sales with, and service, major retailers' e-commerce businesses. From a manufacturing perspective, there can be no assurance that we will successfully add new capacity in Bangladesh or other regions, or that we will not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities required to support sales growth. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to pursue acquisition opportunities. Furthermore, we may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected benefits and synergies from such integration.
Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, shopping trends are also evolving, on-line shopping is growing rapidly, and e-commerce is further intensifying competition in the market as it facilitates competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers,

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MANAGEMENT'S DISCUSSION AND ANALYSIS

all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions.
Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A.

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2019, our top two customers accounted for 18.6% and 13.8% (2018 - 19.0% and 10.0%) of total sales respectively, and our top ten customers accounted for 59.4% (2018 - 56.5%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:

•
a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;

•	a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics, information system failures or incidents, and other factors;

•	further industry consolidation leads to greater customer concentration and competition; and

•	a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

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We may be negatively impacted by climate, political, social, and economic risks, natural disasters and pandemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, and pandemics. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

•	fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;

•
pandemics, such as the strain of coronavirus that surfaced in December 2019 in Wuhan, China, and which has spread to other countries, with reports of confirmed cases in the U.S. and Canada. At this point, the extent to which the coronavirus may impact our results is uncertain;

•	political instability, social and labour unrest, war, or terrorism;

•	disruptions in port activities, shipping and freight forwarding services; and

•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE), and the North American Free Trade Agreement (NAFTA), which is now expected to be replaced by the United States-Mexico-Canada Agreement (USMCA) all of which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. The current U.S. Administration is encouraging companies to manufacture in the U.S. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing duties or additional tariffs on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic law provides for the application of anti-dumping or countervailing duties on imports of products from certain countries into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty.

Following the United States’ January 2017 withdrawal from the Trans-Pacific Partnership Agreement (TPP), the remaining countries participating in the TPP, namely, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam negotiated and agreed to a revised trade agreement known as the Comprehensive Progressive Trans-Pacific Partnership (CPTPP). CPTPP has been ratified by Australia, Canada, Japan, Mexico, New Zealand, Singapore, and Vietnam and officially came in force on December 30, 2018. The remaining participating countries (Brunei, Chile, Malaysia, and Peru) will not benefit or be bound by the agreement until they complete their ratification process. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

In 2018, the United States, Canada, and Mexico concluded a renegotiated agreement of NAFTA, referred to as the USMCA. The USMCA is expected to replace NAFTA once it has been ratified by each of the member countries. The USMCA has been ratified by both Mexico and the U.S., and Canada is expected to do so in 2020. The USMCA brings more closely into alignment the apparel rules of origin with those of CAFTA-DR. NAFTA will remain in effect until the USMCA is ratified by each member country.
The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The

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MANAGEMENT'S DISCUSSION AND ANALYSIS

European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations.

On June 23, 2016, the United Kingdom voted to leave the European Union (Brexit). On January 24, 2020, the Withdrawal Agreement covering the withdrawal of the United Kingdom from the European Union was signed by the Prime Minister of the United Kingdom, the European Commission, and the President of the Council of the European Union. On January 25, 2020, the European Parliament ratified the Withdrawal Agreement which represented the final legal step in the Brexit process and the United Kingdom left the European Union at 11 PM GMT on January 31, 2020. From this date, the United Kingdom will enter a transition period lasting until December 31, 2020 during which it will need to comply with European Union rules and laws, unless otherwise provided in the Withdrawal Agreement. The relationship that the European Union and United Kingdom will have following the end of the transition period remains subject to negotiation with both sides expected to publish their negotiating positions early in 2020. Should an agreement not be reached between the two parties by the end of 2020, there could be a significant adverse impact on our operations. With respect to trade between the United Kingdom and other countries with which the European Union has trade agreements in effect, if the United Kingdom fails to timely implement identical or similar agreements or programs to the ones in effect with the European Union, it could also negatively impact the competitiveness of our supply chain in servicing those respective markets.

The People's Republic of China extends duty-free and quota-free trade benefits under the Asia-Pacific Trade Agreement and under a special preferential tariff program for Least Developed Countries to qualifying apparel articles from Bangladesh, including certain chief-weight cotton apparel articles. Any changes to this agreement or preference program could have a negative impact on our operations.

A segment of our goods from China have been subject to tariffs by the U.S. which are over-and-above the normal applicable duty rates. On January 15, 2020 a non-comprehensive Phase 1 deal was signed between the U.S. and China resulting in, among other things, the elimination of proposed tariffs on U.S. imports of certain Chinese products (List 4B) and a reduction in tariffs on certain Chinese products from 15% to 7.5% (List 4A) effective February 15, 2020. If China does not follow through on its commitments with respect to the Phase 1 deal, the proposed tariff elimination and the tariff reduction could be repealed. Furthermore, the tariffs on Chinese goods may further increase or additional goods may become subject to tariffs in the absence of a comprehensive agreement between the U.S. and China which could have a negative impact on our operations.

Overall, changes to trade agreements or trade preference programs that the Company currently relies on for our key country markets, or new agreements or arrangements that further liberalize access to our key country markets could negatively impact our competitiveness in those markets. The likelihood that any such agreements, measures, or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, suspended, terminated, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates a U.S. foreign trade zone (FTZ) at one of its distribution warehouses in North Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could potentially have a negative impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; or other factors.

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (U.S. Tax Reform) which reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, other changes to U.S. corporate tax laws resulting from the U.S. tax reform included the limitation on deductibility of interest expense paid by U.S. corporations and the introduction of the base erosion anti-abuse tax that applies an additional tax under certain conditions related to certain payments made by U.S. corporations to foreign related parties. Although we do not expect a significant adverse effect to our tax rate resulting from the U.S. tax reform, any further significant changes to the current tax rules which govern the manner in which sales and profits are taxed in the U.S. could materially increase the effective income tax rate of the Company.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 29, 2019, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $57 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental and health and safety regulations
We are subject to various federal, state, local, and other environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substance Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent

GILDAN 2019 REPORT TO SHAREHOLDERS P. 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed, not only at achieving compliance with current environmental standards, but also to proactively improve our sustainable performance. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental operating and remediation expenditures or fines/penalties, or result in a disruption to our supply chain that could have an adverse effect on our business, results of operation, or financial condition.

During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

Global climate change could have an adverse impact on our business
Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of acute weather-related events referred to in some of the risks in this section of the MD&A. In addition, longer-term chronic shifts in weather patterns may result in rising sea levels, or declining fresh water availability and quality, which could restrict the capacity and cost effectiveness of our textile operations and impact the cost and availability of our core raw materials such as cotton. The imposition of new laws and regulations regarding climate change can also impact our business, including an increase in environmental compliance costs and the cost of energy and transportation in our operations. We may be unable to recover higher operating costs resulting from global climate change through higher selling prices. Overall, the short-term and longer-term impacts of global climate change are uncertain, and could have an adverse effect on our business, results of operation, or financial condition.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states within the U.S. in which our products are sold.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act, which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products. In the European Union, we are also subject to product safety regulations, including those which are imposed pursuant to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals, which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.
Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ approximately 53,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales.

We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security and privacy breaches
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work on increased awareness and enhanced protections against cyber security threats. However, given the highly evolving nature and sophistication of these security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats and disruptions may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

17.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A, except for those measures impacted by the initial adoption of IFRS 16, Leases, as discussed below. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Net earnings	32.5	59.6	259.8	350.8
Adjustments for:
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(1)	55.0	—	55.0	—
Income tax (recovery) expense relating to the above-noted adjustments	(0.9)	0.5	(3.3)	—
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(2)	(19.2)	7.1	(19.2)	8.1
Adjusted net earnings	83.4	88.9	339.6	393.1
Basic EPS	0.16	0.29	1.27	1.66
Diluted EPS	0.16	0.29	1.27	1.66
Adjusted diluted EPS	0.41	0.43	1.66	1.86
(1) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(2) For fiscal 2019, the amount includes an income tax recovery of $19.2 million pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets. For fiscal 2018, the amount includes an increase to deferred income tax expense of $6.1 million pursuant to the Company's organizational realignment plan in which it reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, and an increase to deferred income tax expense of $2.0 million related to the impact of statutory income tax rate changes primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in fiscal 2018.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is presented for the first time and is calculated as gross profit excluding the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Gross profit(1)	118.2	195.4	704.5	806.0
Adjustment for:
Impact of strategic product line initiative(2)	55.0	—	55.0	—
Adjusted gross profit(1)	173.2	195.4	759.5	806.0

Gross margin	17.9%	26.3%	24.9%	27.7%
Adjusted gross margin(3)	25.6%	26.3%	26.7%	27.7%
(1) Gross profit and adjusted gross profit for the three and twelve months ended December 29, 2019 were positively impacted by $0.3 million and $1.2 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year gross profit and adjusted gross profit were not impacted.
(2) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(3) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 46

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Operating income(1)	24.3	78.2	289.0	403.2
Adjustment for:
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(2)	55.0	—	55.0	—
Adjusted operating income(1)	95.3	99.9	391.3	437.4

Operating margin	3.7%	10.5%	10.2%	13.9%
Adjusted operating margin(3)	14.1%	13.5%	13.8%	15.0%
(1) Operating income and adjusted operating income for the three and twelve months ended December 29, 2019 were positively impacted by $0.7 million and $3.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year operating income and adjusted operating income were not impacted.
(2) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(3) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Net earnings	32.5	59.6	259.8	350.8
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(1)	55.0	—	55.0	—
Depreciation and amortization	33.0	38.0	156.8	158.1
Financial expenses, net	9.5	8.7	39.2	31.0
Income tax (recovery) expense	(17.8)	10.0	(10.0)	21.4
Adjusted EBITDA(2)	128.2	138.0	548.1	595.5
(1) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(2) Adjusted EBITDA for the three and twelve months ended December 29, 2019 was positively impacted by $4.3 million and $16.4 million (consisting of depreciation of right-of-use assets and interest accretion on discounted lease obligations), respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year adjusted EBITDA was not impacted.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2019	2018

Cash flows from operating activities	361.0	538.5
Cash flows used in investing activities	(135.8)	(110.9)
Adjustment for:
Business acquisitions	1.3	1.3
Free cash flow(1)	226.5	428.9
(1) Free cash flow for the year ended December 29, 2019 increased by $13.5 million, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year free cash flow was not impacted.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the year ended December 29, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

	December 29, 2019	December 30, 2018
(in $ millions)

Long-term debt and total bank indebtedness	845.0	669.0
Lease obligations	81.5	—
Total indebtedness	926.5	669.0
Cash and cash equivalents	(64.1)	(46.7)
Net indebtedness	862.4	622.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

	December 29, 2019	December 30, 2018
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	548.1	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	548.1	595.5
Net indebtedness	862.4	622.3
Net debt leverage ratio(1)	1.6	1.0
(1) The net debt leverage ratio as at December 29, 2019 increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. The prior year net debt leverage ratio was not impacted.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

	December 29, 2019	December 30, 2018
(in $ millions)

Average total assets	3,254.1	3,084.0
Average cash and cash equivalents	(59.6)	(48.9)
Average net deferred income taxes	(2.0)	—
Average accumulated amortization of intangible assets, excluding software	159.4	138.6
Average total current liabilities, excluding the current portion of lease obligations	(364.0)	(299.5)
Average net assets	2,987.9	2,874.2

(in $ millions, or otherwise indicated)	2019	2018

Adjusted net earnings	339.6	393.1
Financial expenses, net (nil income taxes in both years)	39.2	31.0
Amortization of intangible assets, excluding software (net of nil income taxes in both years)	17.3	22.9
Return	396.1	447.0
RONA(1)	13.3%	15.6%
(1) The RONA as at December 29, 2019 decreased by approximately 0.2% due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. The prior year RONA was not impacted.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 49